Code of Conduct and Ethics

for Employees and Directors

A Message from Ed Clark and Brian Levitt
Our Group President and CEO and our Chairman of the Board

For any business, as for any person, reputation is a priceless asset. At TD, our reputation as a responsible financial institution and a good corporate citizen has been earned over many years, and must be maintained and safeguarded if our organization is to grow and prosper globally. We are extremely proud of TD’s reputation, and believe every employee and director shares in that pride.

To maintain the confidence and trust that our stakeholders have placed in us, every business decision and every action on TD's behalf must be assessed in light of whether it is right, legal and fair.  Ethical lapses at any level in the organization can quickly destroy that trust and confidence, leading to significant consequences that in some cases threaten its very existence.

The Code is a roadmap to guide employees to make decisions that meet the highest standards of integrity and professionalism.  It supports the TD Framework which brings together all the elements that will allow us to achieve our vision to be The Better Bank, including our mission and strategy, and our Guiding Principles and Leadership Profile.

We encourage you to read the Code carefully and be guided by it in your day-to-day work. If you have any questions about any aspect of the Code, please consult your manager, Human Resources representative or the contacts listed at the end of the Code.

Thank you for your ongoing efforts on behalf of TD, and for helping to preserve our reputation as a responsible corporate citizen.

Sincerely,

Ed Clark	Brian Levitt
Group President and CEO	Chairman of the Board

Table of Contents

Introduction and Summary			1
Applying the Code			2

1)	Respect for the Law		3
	Making the Right Decision		3

2)	Personal Integrity		3
	A.	Criminal Record	3
	B.	Excessive Personal Debt	3
	C.	Gifts and Entertainment	3
	D.	Alcohol and Substance Abuse	5
	E.	Harassment, Discrimination and Violence in the Workplace	5
	F.	Use of the Internet, Email and Electronic and Social Media	6
	G.	Irregular Business Conduct	6
		Anti-Competitive Behaviour	6
		Bribery	6
		Commission Sharing	7
		Falsifying Accounts, Documents and Records	7
		Insider Trading or Tipping	7
		Kiting	7
		Money Laundering	8
		Short Selling or Trading in Options of TD Bank Securities	8
		Terrorism	8
		Theft and Fraud	8
		Tied Selling	8
		Trading Accounts	8
	H.	Dealing with TD Assets	9
	I.	TD Brand	9
	J.	Copyrighted Material	9
	K.	Reasonable Expenses	9
	L.	Cooperating with Investigations	10

3)	Conflicts of Interest		10
	A.	Ethical Conduct	10
	B.	Conflicts Arising from Personal Benefit	10
	C.	Corporate Opportunities	11
	D.	Relationships in the Workplace	11

i

	E.	Conflicts arising from Personal Financial Transactions	11
	F.	Executorships, Agencies and Powers of Attorney	12
	G.	Personal Borrowing and Lending	12
	H.	Recommending Service Providers to Customers	12
	I.	Disclosing Interest and Abstaining from Participation	12
	J.	Directorships and Outside Business Activities	12
	K.	Political and Charitable Activity	13

4)	Confidentiality of Information		13
	A.	Protecting Customer Information	13
	B.	Protecting Employee Information	14
	C.	Protecting TD Information	14
	D.	Computer Systems Security	14

5)	Disclosure of TD Information		14

6)	Appearance and Courtesy		15

7)	Compliance with the Code of Conduct		15
	A.	Our Responsibilities	15
	B.	Reporting Violations	15
	C.	Failure to Comply	16
	D.	Annual Attestation	16
	E.	Waivers	16

Other References			17

Keyword List			18, 19

Additional Guidance			20

ii

Introduction and Summary
The Code of Conduct and Ethics (Code) establishes the standards that govern the way we deal with each other, our customers, shareholders, governments, suppliers, competitors, the media and the public at large. Complying with the Code is part of the terms and conditions of our employment with TD.

As a responsible business enterprise and corporate citizen, The Toronto-Dominion Bank together with its subsidiaries and affiliates (TD) is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism – in every respect, without exception, and at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. Every employee and director of TD is expected and required to assess every business decision and every action on behalf of the organization in light of whether it is right, legal and fair. This applies at all levels of the organization, from major decisions made by the Board of Directors to day-to-day business transactions. The Code is intended to help employees and directors meet these expectations and make such assessments.

The Code references other TD policies in specific areas, and certain businesses or roles have supplementary codes of conduct and policies, compliance manuals, sales guidelines, operational procedures, regulatory rules, etc. with which their employees or directors must also comply. In situations where we owe professional responsibilities to professional associations, self regulatory organizations or regulators, we must also abide by those standards.  Within this framework, employees and directors are expected to exercise good judgment and be accountable for their actions.

All TD employees and directors are required to review and attest to compliance with this Code on an annual basis. Furthermore, we are obliged to report, in a timely fashion, any violations of the Code we may witness or reasonably suspect (except in locations where mandatory reporting is not permitted by law).

Applying the Code

Not every situation can be addressed specifically in the Code.  We are expected to apply the principles outlined in the Code in exercising our judgment when we face questions or issues that do not present obviously correct answers or approaches.  It may be helpful for us to apply a process to making these types of decisions as set out below.  If we are still uncertain, we should seek advice and direction of a more senior TD manager or our Human Resources representative (or in the case of a director, the General Counsel), so that all relevant interests are fully recognized and properly served:

Step 1: Recognize that we are faced with a challenging decision. We should:
▪	Collect the necessary information, and
▪	Consider what is right, legal and fair, without rationalizing

Step 2: We should consider the available options and:
▪	Weigh the business and ethical pros and cons
▪	Consider the impact of the options on TD’s different stakeholders
▪	Think about the long-term impact of our decision

Step 3: We should develop a preliminary decision and test it by asking ourselves:
▪	Does it strike the right balance?
▪	Do I think that I can explain the decision to those affected by it, or even to my close family members in a way that would not embarrass me or TD?
▪	Might this decision harm TD’s or my reputation?
▪	Should I get help from my manager or others to make the decision?

Step 4: We should make the decision and be transparent
▪	Often difficult ethical decisions make us uncomfortable and may in fact require us to choose between two imperfect outcomes
▪	We should acknowledge difficult decisions and feel free to review them with our managers
▪	Our Chief Executive Officer and Chairman of the Board are expecting us to make decisions that are right, legal and fair, and we should make decisions which we believe in

1) Respect for the Law

Making the Right Decision
Concern for what is right should be our first consideration in all business decisions and actions, and that includes compliance with the law. We need to be familiar with and observe all laws and regulations relating to TD in the region in or for which we work. We must avoid performing any task that could reasonably be considered legally suspect, even if it might be common practice in the country or region. If we have any doubt at all, we should seek advice and direction from a manager or Human Resources representative.

2) Personal Integrity

A. Criminal Record
As an employee, you must inform your Human Resources representative or your manager when you are charged with a criminal offence, and again if you are found guilty of, or plead guilty or no contest to, a criminal offence.  Certain employees subject to licensing requirements may also be required to report the situation to the applicable regulator. There may be employment consequences if an employee is charged with or found guilty of an offence, or pleads guilty or no contest to an offence.  Many motor vehicle-related offences of a less serious type (e.g., minor traffic violations, speeding, etc.) are not criminal offences, and do not have to be reported. If we are not sure whether a charge or guilty finding should be reported, we should discuss the situation with our manager or Human Resources representative.

B. Excessive Personal Debt
At TD, we are in the business of managing other people’s money. Therefore as employees, we are expected to responsibly manage our own finances. Employees experiencing personal financial difficulties should discuss the situation with their manager, their business head or Human Resources relationship manager, or other support mechanisms offered by TD (such as employee assistance programs).

C. Gifts and Entertainment
We may not accept, offer or give, directly or indirectly, gifts, entertainment or other benefits of value (referred to as “gifts” in this section) having more than nominal value from or to existing or potential customers, suppliers, employees or others doing or seeking to do business with TD. Further, as noted below, we must never accept, offer or give, directly or indirectly, gifts of any value where they may be construed as an attempt to bribe or influence a decision.  We must also never solicit gifts of any size at any time.

To determine nominal value we should consider whether the gift could reasonably be construed as an attempt to influence our behaviour or that of TD (or, in circumstances where we are offering or giving the gift, the behaviour of the recipient or their organization), as well as the value of the gift in relation to our personal situation (or that of the recipient). It is also important to consider the circumstances, nature and timing of the gift.  If the potential recipient of a gift or one of their family members is, or could be perceived as a member of government or employed by a state-owned or state-controlled agency of, or business in, our country or a foreign country, or a public official we must also make sure that we are complying with the Anti-Bribery and Anti-Corruption Policy and any related policies and procedures, as very serious penalties may be triggered.

We may accept, offer or give gifts of nominal value provided they:
▪	are not in cash or readily convertible to cash (such as securities, cheques or money orders);
▪	are consistent with accepted business practice;
▪	cannot be construed as an attempt to bribe or influence, or as a form of payment for a particular transaction or a referral;
▪
do not contravene any law and would not compromise our integrity or that of TD (or, in circumstances where we are offering or giving the gift, the integrity of the recipient or their organization); and

▪	would not adversely affect our reputation or the reputation of TD if knowledge of the gift was to become public.

Here are some examples to help us interpret these rules:
1.
Being taken to lunch or dinner by a supplier would not normally be prohibited even though the supplier is likely trying to maintain or extend the services, provided that the lunch or dinner is consistent with accepted business practices. This applies equally when taking a customer to lunch or dinner.

2.
Attending a networking or educational event where the travel or overnight accommodation expenses are paid for by a supplier is not permitted unless we first obtain the approval of the executive vice president responsible for our business area. And we may not offer to pay the travel or overnight accommodation expenses of a customer or a potential customer without first obtaining the approval of the executive vice president responsible for our business area.

3.
Taking (or being taken by) a customer or a supplier to a local sporting or other event would generally be acceptable, subject to being reasonable and consistent with accepted business practices. Giving or accepting tickets to events for personal use is subject to the guidance for other gifts provided above.

4.
Subject to the guidance above, giving (or accepting) a gift certificate or gift card to a local restaurant or retailer is acceptable provided the certificate or card is modest in value and not ordinarily convertible to cash.

If there is any doubt about whether a gift is of nominal value or may otherwise be accepted, offered or given, we should seek guidance from our manager or Human Resources representative.  We should also bear in mind that there are some business- or region-specific policies, procedures or guidelines regarding giving and receiving of gifts, benefits or entertainment with which we must also comply if they apply to us.

Occasionally, a third party might offer TD employees an opportunity to participate in a sale of merchandise or the purchase of services at reduced prices.  Such an offering may be acceptable where the same opportunity is extended to large groups of individuals outside TD, and where the discount offered is consistent with other offerings by the third party.  If the offer is only made available to TD employees, consideration must be given to whether or not the circumstances may give rise to a perceived, potential or actual conflict of interest.

D. Alcohol and Substance Abuse
TD is committed to providing a work and business environment that is free of alcohol and drug abuse. Accordingly, employees are required to comply with TD’s applicable alcohol and/or substance abuse policies.

In addition, we shall not:
▪	consume alcoholic beverages during working hours in quantities that affect work performance or impair conduct or judgment;
▪	consume, provide or serve alcoholic beverages in TD’s business locations, except when approved by a Senior Vice President of the business or the head of Human Resources for that business;
▪	provide or serve alcoholic beverages in TD business locations or at TD events to individuals (including employees) who are under the legal drinking age or who are impaired; and
▪	consume, possess, sell or distribute illegal substances, especially while in TD premises, at any TD function, or at any time when one could be identified as a TD employee.

When alcoholic beverages are served and consumed at a TD business location or event, the most senior manager responsible for the location or event is responsible for putting procedures in place to comply with this section.  In addition, all employees are encouraged to take reasonable steps to prevent any co-worker, customer, supplier or other guest from driving while impaired or to report any situation to a responsible member of management.

E. Harassment, Discrimination and Violence in the Workplace
TD is committed to conducting all its affairs with fairness and equity, and this includes the treatment of employees, shareholders, customers, suppliers and competitors. Any behaviour that could be construed as harassment or discrimination on any ground protected by human or civil rights law will not be condoned. Similarly, violence or threats of violence of any kind in the workplace, at a TD event or in the presence of or directed towards any employee, customer or supplier will not be tolerated.  Any employee who violates the Harassment, Discrimination and Violence in the Workplace Policy applicable to his or her business segment will be subject to serious discipline.

F. Use of the Internet, Email and Electronic and Social Media
When we use TD electronic communication devices, communicate over TD electronic networks or discuss TD subject matter, we must comply with the TD Electronic Communication Policy & Usage Guidelines. Our communications should be respectful, responsible and professional in tone.  For example, we must not knowingly transmit, view, generate, print, retrieve, download or store any communication of a discriminatory, defamatory, obscene, damaging (such as viruses), threatening or harassing nature, or any material that is inappropriate for the business environment (such as sexually oriented literature or pictures, or chain letters).

Unless we are authorized to do so, we may not speak publicly on behalf of TD.  We are also prohibited from disclosing confidential, proprietary restricted, internal or personal information that comes to us in confidence during the course of our employment.

G. Irregular Business Conduct
Irregular business conduct (which includes any criminal, fraudulent or illegal conduct, any impropriety, lack of professional responsibility or dishonesty) will not be tolerated under any circumstances. Such conduct may not only be subject to internal disciplinary action but may also lead to criminal prosecution, regulatory action or civil suit.   Some of the most serious types of violations are described below:

▪
Anti-Competitive Behaviour – Generally, an agreement with a competitor to engage in activity that may unduly lessen competition (e.g., to set interest rates, fees, prices, etc.).  Competition laws are very complex and vary by jurisdiction.  Therefore we should seek guidance from the Legal or Compliance Departments in any circumstance that might be perceived as anti-competitive.

▪
Bribery – As a general rule, "anything of value" offered, promised or given to a recipient, directly or indirectly, in order to induce or reward the improper performance of a function or an activity, can be considered a bribe.  In all instances, whether an action will be considered a bribe will depend on if it was presented for the wrong reasons.  Bribes come in many forms and activity may be construed as such anytime there is the giving or receiving of an undue reward to influence another party’s behavior.  Some specific examples of undue rewards that can constitute a bribe include cash, gifts, business opportunities or contracts, travel, entertainment and other expenses.  If we should become aware of or suspect a violation of the Anti-Bribery and Anti-Corruption Policy we will refer the matter to the Anti-Bribery and Anti-Corruption unit, and can contact them at tdabac@td.com.

▪
Commission Sharing – The sharing of commissions such as finders’ fees or secret commissions with any other employee or director, agent or broker who is not licensed to buy or sell the security, instrument or product in question, or who is not part of an established commission-sharing program.

▪	Falsifying Accounts, Documents and Records –

▪
Manipulating internal accounts or making entries to any account which are false, have not been properly verified or obscure the true nature of the transaction, or allowing such entries to be made. We must not establish or operate, for any purpose, an account on the books of TD that cannot withstand the closest public scrutiny of its propriety. Also, we must avoid manipulating or falsifying any TD financial statement, record or return.

▪
Intentionally completing inaccurate reports, forms or other documents that that are relied upon by TD to be an accurate record of the circumstances described in the record, or that are disclosed publicly or directly to third parties, including government agencies and regulators.

▪
Insider Trading or Tipping – “Insider trading” is purchasing or selling securities of a public company using material, non-public information about that company. “Tipping” is providing material, non-public information about a public company to another person, other than in the necessary course of business. Information is material if it would reasonably be expected to have an effect on the value of securities of the company. Examples of material information include:

▪	a significant acquisition, sale, merger, contract or takeover bid;

▪	a change in the general character or nature of a company;

▪	a change in a company’s capital structure; or

▪	earnings information or information about a dividend declaration that is not available to the public.

Employees or directors who either possess or have access to material, non-public information about TD or its customers, business partners or other third parties (e.g., with whom TD may be contemplating a purchase or sale) are prohibited by law from trading in securities of those entities, or relaying the information to others who do not have a “need-to-know” the information. These individuals must comply with Firewalls and Windows policies and any other information barriers applicable to their region.

▪
Kiting - Inflating the balance in an account with artificial funds, usually through manipulating the clearing system and banking machines so as to be able to gain unauthorized access to cash or credit is never acceptable, even if it does not cause a loss to TD.  Suspicious kiting situations must be reported in accordance with our business segment escalation process regarding fraud.

▪
Money Laundering - Making proceeds derived from criminal activity appear as if they came from legitimate business activity is a criminal offence, and so is knowingly failing to report a suspected money laundering scheme.

We must not knowingly initiate or be party to a money laundering scheme which could include any assistance in the scheme where we know or ought to have known that the transactions were improper. Suspicious money laundering situations must be reported to the Financial Intelligence Unit of Global Anti-Money Laundering within the Compliance Department, by following the escalation procedure established for our business or jurisdiction.

▪	Short Selling or Trading in Options of TD Bank Securities – Subject to any business segment specific proprietary trading exceptions, all employees and directors of TD are prohibited from:

▪	short selling securities issued by TD Bank or other TD Restricted Securities (as defined in the applicable Windows Policy);
▪	entering into any contract or series of contracts that create a short sale of TD Bank or other TD Restricted Securities; or
▪	trading in put or call options on securities issued by TD Bank or other TD Restricted Securities, including covered calls.

In addition to the specific prohibitions above, all employees who receive equity- based compensation awards (including, for example, restricted share units, performance share units and stock options) are prohibited from entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of such awards.

▪
Terrorism – TD is committed to complying fully with the United Nations Suppression of Terrorism Regulations. We will not deal, directly or indirectly, with any person or group known or reasonably known to be involved in or supporting terrorism activities of any kind. Suspicious situations must be reported in accordance with TD’s Anti-Money Laundering and Anti-Terrorist Financing policies and procedures.

▪	Theft and Fraud - Defalcation, embezzlement, theft or misappropriation of funds or property belonging or entrusted to TD.

▪
Tied Selling – Coercing or imposing undue pressure on a customer to buy another product or service or to transfer other business to TD as a condition of approving a request for a TD product or service.

▪
Trading Accounts - Opening or operating a trading account in the name of any TD business unit with any broker or investment dealer, or knowingly allowing a broker to do so, without the prior written approval of their regional office or business head, is prohibited.

The Code, and in particular, the Personal Integrity section, applies not only to us as TD employees, but also to us as TD customers. Therefore, if an employee within TD reasonably suspects someone of engaging in irregular business conduct in their dealings with TD as a customer of TD, that employee is responsible for reporting the situation in accordance with section 7 below.

H. Dealing with TD Assets
We must make every effort to protect all TD property and assets from harm, loss or misuse, especially those that are in our custody or control and are our responsibility. These may include cash, negotiable instruments such as drafts, money orders, securities or certificates, premises, equipment, TD records, customer or employee information, or computer resources and information systems. They also include all information exchanged between TD and its customers, employees or business partners, which must be kept secure from third parties. If we become aware of any actual or potential harm, loss or misuse of TD property, we must immediately notify our manager or other appropriate TD official.  TD property that is entrusted to us may be used only for the purpose of executing our accountabilities with TD, except to the extent that non-business use is expressly permitted.  We may not, directly or indirectly purchase or acquire an interest in real property that is being sold by TD following repossession or foreclosure.

I. TD Brand
We must avoid using TD communications materials for personal reasons (except as permitted under the TD Electronic Communication Policy & Usage Guidelines) as this could lead to a misunderstanding and possibly damage TD’s reputation. Specifically, care should be taken in the use of TD stationery (including forms, letterhead and envelopes), faxes where the name, address or phone number of any TD company, business or department appears on the fax, or emails (paper or electronic copies) where the @website is a TD website. Incidental use of such material (such as a fax cover sheet) may be allowed, where we make it clear in the communication that it is from us personally.

J. Copyrighted Material
We must only reproduce and use software, videos, music and other copyrighted material in accordance with applicable copyright laws.

K. Reasonable Expenses
As employees, we are required to comply with the TD Expense Policy and claim only reasonable expenses actually incurred for TD business within TD guidelines.   In addition, we may not use a TD corporate credit card for anything other than TD business purposes.

L. Cooperating with Investigations
All employees and directors are required to cooperate with Audit Division, Global Security and Investigation, Legal Department, Compliance, Human Resources Department and other areas of TD which may, from time to time, audit or investigate issues within TD. This includes attending all necessary meetings, accurately and fully answering all questions and maintaining the confidentiality of the investigation. Further, we may not in any way obstruct, hinder or delay any internal investigation.  The obligation to cooperate may extend to providing truthful information pursuant to, or in the defense or prosecution of, legal proceedings and investigations involving TD, its customers or employees.

3) Conflicts of Interest

For purposes of this section, “relatives” include a spouse (including a common-law spouse or partner), parent, child or other close relative as well as those of a spouse or partner.

A. Ethical Conduct
TD exercises the highest degree of ethical corporate conduct and recognizes that customers and the public have a right to openness and honesty in all their dealings with us. As representatives of TD, we must conduct ourselves in a manner that demonstrates commitment to the highest standards of personal integrity, and in ways that respect the reputation and position of trust placed upon TD. We must be fair and honest in all our dealings with TD shareholders, customers, suppliers, competitors and employees. We must also not knowingly induce an employee of another organization to breach that organization’s code of conduct.

B. Conflicts arising from Personal Benefit
A conflict may arise where we may be motivated to act in a manner that is not in the best interests of TD, our customers or our shareholders. Often this is because we, or someone with whom we have a close personal relationship, stands to benefit from the action in some way.

We must avoid acting in a manner that places our personal interests ahead of the best interests of TD, our customers and/or our shareholders. We must also avoid situations that might create the appearance of a conflict of interest, whether or not it actually exists and whether or not we believe we would be improperly influenced. Conflicts of interest or perceived conflicts of interest must be reported in accordance with section 7 of this Code.

C. Corporate Opportunities
We must not use TD property or information or our position in the organization for personal gain or that of a relative or a person with whom we have a close personal relationship, to compete with the organization, or to take advantage of opportunities that are discovered in the course of conducting TD business. We are expected to advance the legitimate interests of TD whenever the opportunity arises. Great care must be taken when purchasing or selling assets or services to or from TD, its customers or suppliers, to avoid any actual, potential or perceived conflict of interests.  In specific cases, however, a personal opportunity may be approved provided that it is disclosed in advance and in writing to our Human Resources representative (or, in the case of the chief executive officer or a director, to the Board of Directors of TD Bank) and is determined not to be material.

D. Relationships in the Workplace
We must not give or receive any special consideration relating to employment or conditions of employment to or from any friend, relative or someone with whom we are involved in a close personal relationship. Our business decisions must be based on sound ethical business practices, and our human resources decisions must be based on sound management practices and not be influenced by personal concerns.

If we have a supervisory/subordinate (subordinate includes anyone with a direct or indirect reporting relationship) or dual custodial relationship with a relative or someone with whom we have a close personal relationship, we must immediately report that relationship to our manager and Human Resources representative. If the potential for an actual or perceived conflict of interest exists, one of the parties may be relocated.

E. Conflicts arising from Personal Financial Transactions
We are required to conduct personal financial transactions at TD with transparency. To avoid any actual, potential or perceived conflict of interest, we must not act in a lending capacity or complete financial transactions (even if seemingly routine) for ourselves, a relative or someone with whom we are involved in a close personal relationship. All of our personal financial transactions must be conducted on an arm’s length basis, meaning, for example, an employee who reports to us should not process our financial transactions that require the exercise of discretion, and if we are processing a transaction for another employee, or for relatives, friends or others with whom we share a close personal relationship, we must exercise the same due diligence as we would for any other TD customer.

F. Executorships, Agencies and Powers of Attorney
Except for our relatives, we must not act as executor, agent, trustee, attorney or in any other fiduciary capacity for a TD customer or be a beneficiary under a will or a trust of a TD customer, where this relationship may give rise to any perception of conflict of interest, undue influence or other impropriety.  If we learn that a TD customer (other than a relative) has named, or is considering naming us in any of these capacities, we must immediately inform our manager or Human Resources representative.  TD will assess the situation to determine whether or not it is appropriate for us to accept the appointment or bequest and/or any appropriate conditions to impose in relation to ongoing dealings with the client.  Where the employee’s relationship with the customer is entirely personal (i.e., the employee has had no direct or indirect dealings on behalf of TD with the customer), the situation will generally not give rise to any actual or perceived conflict of interest.

G. Personal Borrowing and Lending
We must not borrow funds from or lend personal funds (including co-signing or providing a guarantee for loans) to another employee in an amount that is more than nominal value. Also, we must not borrow from or lend any personal funds to a TD customer (other than a relative) of our business segment unless the customer is a financial institution or offers credit to customers, and the terms of the loan are in the ordinary course of the customer’s business.

H. Recommending Service Providers to Customers
Occasionally a customer may ask us to recommend an external service provider such as an accountant, lawyer or real estate agent. We may provide the names of several external service providers but may not recommend any particular one.

I. Disclosing Interest and Abstaining from Participation
To avoid any actual, potential or perceived conflict of interest, we must disclose any interest we have in an existing or proposed material contract or transaction involving TD in which we may have some influence or perceived interest. If we are an officer or director of an entity that is party to any such contract, that must also be disclosed. These disclosures must be made at the earliest opportunity to our manager (or, in the case of the chief executive officer or a director, to the Board of Directors of TD Bank).

In addition, we must not have or be reasonably perceived to have influenced a decision with respect to a material or proposed material contract in which we have an interest described above.

J. Directorships and Outside Business Activities
Employees may not enter into any employment, directorship, office, trade or business outside of TD without first reviewing the guidelines for outside business activities and obtaining consent from TD where required. The Chief Executive Officer, Presidents, Group Heads and all direct reports of the Chief Executive Officer also require the consent of the Corporate Governance Committee of TD Bank, with some exceptions. As a general principle, outside business activities should not interfere with the performance of our duties or our ability to exercise judgment in TD’s best interests.

Volunteering to assist in a charitable or not-for-profit activity (such as the United Way or an executive of a sports team) does not require approval unless that organization is a customer of TD and the employee has management or other decision-making authority or administrative responsibilities at the organization.

K. Political and Charitable Activity
As employees and directors, we may make personal political contributions and charitable donations at our discretion, subject to ensuring that there is no regulatory prohibition or restriction on such contributions. However, we must not commit TD to a political or charitable contribution without prior approval from Regulatory & Government Affairs or Community Relations, respectively. If we hold a position in a political organization which may influence the financial needs of that organization, or if we are asked to conduct financial transactions or fund raising on that organization’s behalf, we should consult with Human Resources and ask that they review this relationship to ensure that there is no perception of influence.  Employees should not engage in any political activity in the workplace unless authorized by senior management and/or Regulatory & Government Affairs. If we are raising funds for charities we should exercise discretion in soliciting donations from co-workers, customers and suppliers. We must not use email group lists for purposes of requesting donations without approval from the responsible department head.  And while soliciting donations for charitable purposes is not considered to be soliciting gifts, which is prohibited in section 2.C above, we must also make it clear that donations are voluntary.

4) Confidentiality of Information A. Protecting Customer Information
Customer information must be kept private and confidential. We must not discuss or disclose any customer information to anyone outside TD unless we are required to disclose by law, are authorized to disclose by the customer or are directed to disclose in circumstances described in polices and procedures applicable to our business segment or region. We may not access customer information except in the normal course of our duties and with proper authorization or consent.  When dealing with customer information, employees must comply with applicable customer privacy policies and guidelines.

B. Protecting Employee Information
TD is permitted to collect, use and disclose employee personal information for employment administration purposes. Employees must not collect, use or disclose that information except in accordance with the applicable TD employee privacy policies and guidelines.

C. Protecting TD Information
During our employment at TD we will have access to a wide variety of confidential and proprietary information about TD.  We must carefully protect this information, and avoid using it without authorization for reasons other than for the proper performance of our duties. We must also avoid discussing or disclosing it to anyone who does not have a legitimate need to know the information.

D. Computer Systems Security
When using TD computer systems and accessing TD information we must be properly identified at all times. In addition, access to passwords must be strictly controlled. It is our responsibility to take the necessary steps to protect our logon id, password, digital signature or other means we use to identify ourselves to the TD computer network. This also applies to access given to third parties or agents through any shared system or direct access to TD systems.  We must also exercise vigilance in protecting TD systems against computer viruses. As employees we must comply with the Information Security Policies.

All computer hardware, software, email, voicemail and internet accounts provided to employees are the property of TD and may be monitored, recorded and accessed by authorized TD representatives in accordance with TD policy and applicable law. In addition, all information stored, processed or transmitted on any TD system or network, or external system used by TD to conduct business, is considered the property of TD.

Communication conducted over TD’s internal network or any external network is generally not considered private. Communication conducted over external networks must be protected from unauthorized access (for example, with encryption). When communicating via TD’s internal network, we should consider the sensitivity and confidentiality of the information.

5) Disclosure of TD Information

TD is committed to providing timely, accurate and balanced disclosure of all material information about TD to the widest possible audience at all times, and is also committed to transparency in its reporting to shareholders and the public. All employees, officers and directors of TD are required to comply with the TD Disclosure Policy.

6) Appearance and Courtesy

To customers and prospective customers, the individual employees with whom they come in direct contact represent TD. Some businesses in TD have formal dress code policies, and we should abide by such policy if they apply in our particular business. In any case, our choice of work attire should be guided by what is appropriate for our customers. Work attire must be neat and clean and conform to the established dress standards of our business, having due regard to personal hygiene and grooming. We must also be courteous and respectful in all dealings with the public and other employees and in all other business relationships.

7) Compliance with the Code of Conduct

A. Our Responsibilities
Safeguarding the reputation of TD in general, and complying with this Code in particular, is the responsibility of every employee and director of TD, in every location, every job, at every level, and at all times.

B.  Reporting Violations
If we become aware of or suspect any violation of the Code (or related policies, supplemental codes, compliance manuals, etc.) by any employee, we have a responsibility to report it immediately to TD. Generally we should report violations to our manager, business head, Human Resources representative, regional office, and/or Global Security and Investigation, as the circumstances require. Alternatively, if we are uncomfortable with using any of these channels, we should report it through some other means available to us, including the TD Whistleblower Hotline, an independent, confidential and anonymous (except where prohibited) reporting channel for our financial and ethical concerns.  If we become aware of or suspect any violation by an executive officer (other than the General Counsel) or a director, it should be reported to the General Counsel. Any suspected violation by the General Counsel should be reported to the Chief Executive Officer. Failure to report any violation of the Code may have serious personal consequences for us as an employee, as well as for the offender.  TD is committed to protecting any employee, customer or supplier who, in good faith, reports a possible violation of the Code from any form of retaliation or reprisal.  Any employee who attempts (directly or indirectly) to intimidate or retaliate against anyone who makes such a report will face disciplinary action.  As such, if an employee within TD in good faith suspects us of violating the Code, they are expected to report the situation to TD, regardless of which business unit they work within or how they came to their suspicions.

C. Failure to Comply
It is our responsibility to be aware of and understand the provisions of this Code as well as other applicable TD policies, including those specifically identified in this Code. Failure of an employee to comply with the Code or any other applicable policy may result in disciplinary action, including disciplinary documentation and unpaid suspensions, up to and including termination of employment, and may also impact performance ratings and incentive pay. Directors of TD are also required to comply with the Code. Failure of a director to comply with the Code will be dealt with in accordance with the policies and procedures of the Board of Directors of TD Bank.

D. Annual Attestation
Subject to any exemptions approved by the General Counsel, all employees and directors are required as a condition of employment to complete an attestation on an annual basis stating that they have complied with the obligations set out in paragraph C above.

E. Waivers
In certain limited situations, TD may waive application of the Code. For employees (other than executive officers), any such waiver requires the express approval of the General Counsel as well as the executive officer and Human Resources representative responsible for that employee. For executive officers and directors, any such waiver requires the express approval of the Audit Committee of the Board of Directors of TD Bank. TD will publicly disclose any such waiver granted to an executive officer or director, in accordance with applicable legislation.

Other References

For more information on:	Please read:
Gifts and Entertainment Bribery/Corruption	Anti-Bribery and Anti-Corruption Policy
Use of the Internet, E-Mail and Electronic and Social Media TD Brand	Electronic Communication Policy & Usage Guidelines
Disclosure of TD Information	Disclosure Policy
Employee Expenses Reasonable Expenses	Expense Policy
Computer Systems Security	Information Security Policies

Keyword List
agent, 7, 12	disclosure, 14, 17
alcohol, 5	disclosure of TD information, 14, 17
anti-bribery, 4, 6, 17	disclosure policy, 14, 17
anti-bribery and anti-corruption policy, 4, 6	discount, 5
anti-competitive behaviour, 6	discrimination, 5-6
anti-corruption, 4, 6, 17	dishonesty, 6
appearance and courtesy, 15	donations, 13
applying the code, 2	dress code, 15
assets, 9, 11	drug abuse, 5
attestation, 16	electronic communication, 6, 9, 17
beneficiary, 12	electronic communication policy, 6, 9, 17
benefits of value, 3	email, 6, 13-14
bequest, 12	embezzlement, 8
board of directors, 1, 11-12, 16	employee assistance programs, 3
brand, 9, 17	employee information, 9, 14
bribery, 4, 6, 17	entertainment, 3, 5-6, 17
charitable activity, 13	ethics, 1
commission sharing, 7	executorships, 12
competition, 6	expense policy, 9, 17
compliance manuals, 1, 15	expenses, 4, 6, 9, 17
complying with the code, 1	fairness, 1, 5
computer systems security, 14, 17	falsifying accounts, 7
confidentiality of information, 13	financial statement, 7
conflicts of interest, 10	fraud, 8
copyright, 9	gifts, 3-6, 13, 17
corruption, 4, 6, 17	harassment, 5-6
courtesy, 15	hedging, 8
covered calls, 8	honesty, 1, 10
criminal offence, 3, 8	illegal conduct, 6
criminal record, 3	information security, 14, 17
customer information, 13	information security policies, 14, 17
customers, 1, 3, 5, 7, 9-13, 15	insider trading, 7
debt, 3	integrity, 1, 3-4, 9-10
directorship, 12	internet, 6, 14, 17

Keyword List
introduction and summary, 1	right, legal and fair, 1-2
investigations, 10	sales guidelines, 1
kiting, 8	shareholders, 1, 5, 10, 14
laws, 3, 6, 9	short selling, 8
lending, 11-12	social media, 6, 17
money laundering, 8	stock options, 8
operational procedures, 1	subsidiaries, 1
options, 2, 8	substance abuse, 5
outside business activities, 12-13	supplementary codes of conduct, 1
passwords, 14	suppliers, 1, 3, 5, 10-11, 13
personal benefit, 10	TD assets, 9
personal borrowing, 12	TD events, 5
personal debt, 3	TD function, 5
personal financial transactions, 11	TD information, 14, 17
personal integrity, 3, 9-10	TD property, 9, 11
political activity, 13	terrorism, 8
powers of attorney, 12	theft, 8
privacy, 13-14	tied selling, 8
professional responsibilities, 1	tipping, 7
professionalism, 1	trading, 7-9
public official, 4	trading accounts, 9
purchasing, 7, 11	trustee, 12
recommending service providers, 12	undue influence, 12
regulations, 3, 8	violations, 1, 3, 6, 15
regulatory, 1, 6, 13	violence, 5-6
relationships, 11, 15	volunteering, 13
relatives, 10-12	waivers, 16
reporting violations, 15	whistleblower hotline, 15
reprisal, 15	will or a trust, 12
reputation, 2, 4, 9-10, 15	witness, 1
respect for the law, 3
respectful, 6, 15
responsibilities, 1, 13, 15
retaliation, 15

Additional Guidance

(Omitted)